Exhibit 99.2

Logo of Wipro

November 18, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Record Date for buyback of equity shares

This has reference to our earlier intimations dated October 13, 2020 and November 17, 2020, informing the stock exchanges that the Board of Directors and Shareholders have approved the proposal of the Company to buyback up to 23,75,00,000 (Twenty Three Crores Seventy Five Lakhs only) fully paid-up equity shares of the Company of face value of Rs.2/- (Rupees Two only) each at a price of Rs. 400/- (Rupees Four Hundred only) per equity share.

Pursuant to regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, regulation 9(i) of SEBI (Buy-Back of Securities) Regulations, 2018 and Clause 204.21 of the NYSE Listed Company Manual, the Company has fixed Friday, December 11, 2020 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

This is for your information and records.

Thanking you

For Wipro Limited

/s/ M Sanaulla Khan

M Sanaulla Khan

Company Secretary

CC:

a)	National Securities Depository Limited (NSDL)
b)	Central Depository Services (India) Limited
c)	KFin Technologies Private Limited, Registrar and Share Transfer Agent

Registered Office:
Wipro Limited T : +91 (80) 2844 0011
Doddakannelli F : +91 (80) 2844 0256
Sarjapur Road E : info@wipro.com
Bengaluru 560 035 W : wipro.com
India C : L32102KA1945PLC020800